UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On May 31, 2022, Cenntro Electric Group Limited ACN 619 054 938, an Australian public company limited by shares (the “Company”), held its 2022 annual general meeting (the “AGM”). As of the record date of May 29, 2022, there were 261,256,254 ordinary shares of the Company (the “Shares”) entitled to vote at the AGM, of which 115,842,564 Shares were voted in person or by proxy. The matters voted upon at the AGM and the results of such voting are set forth below.

1.	Election of Mr. Benjamin B. Ge as Class III director, to serve until the annual general meeting of the Company to be held in 2025 and until his successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Vote
113,827,721	1,486,393	528,450	0

2.	Appointment of Wis Audit Pty Ltd as the Company’s auditor for the purposes of statutory compliance with the requirements under the Australian Corporations Act 2001 (Cth).

For	Against	Abstain	Broker Non-Vote
114,703,388	666,187	472,989	0

3.	Approval of the Cenntro Electric Group Limited 2022 Stock Incentive Plan (the “2022 Plan”) and approval of provision of potential termination benefits under the 2022 Plan.

For	Against	Abstain	Broker Non-Vote
32,412,768	4,045,102	375,218	0

4.	Approval of the Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan and approval of provision of potential termination benefits thereunder.

For	Against	Abstain	Broker Non-Vote
33,322,758	3,218,367	422,666	0

5.	Approval of a grant under the 2022 Plan of an option to purchase 1,297,063 Shares to Mr. Edmond Cheng, the Company’s Chief Financial Officer.

For	Against	Abstain	Broker Non-Vote
103,682,606	4,575,014	391,957	0

6.	Approval of a grant under the 2022 Plan of an option to purchase 3,500,000 Shares to Mr. Peter Wang, the Company’s Chief Executive Officer.

For	Against	Abstain	Broker Non-Vote
32,553,467	4,570,460	321,053	0

7.	Approval of a grant under the 2022 Plan of an option to purchase 600,000 Shares to Ms. Marianne McInerney, the Company’s Chief Marketing Officer.

For	Against	Abstain	Broker Non-Vote
104,152,863	4,502,421	367,048	0

8.	Approval of a grant under the 2022 Plan of an option to purchase 150,000 Shares to Mr. Tony Tsai, the Company’s Vice President of Corporate Affairs and Company Secretary.

For	Against	Abstain	Broker Non-Vote
104,133,656	4,587,406	378,538	0

9.	Approval of a grant under the 2022 Plan of an option to purchase 150,000 Shares to Mr. David Ming He, the Company’s Treasurer.

For	Against	Abstain	Broker Non-Vote
103,808,858	4,631,373	371,677	0

10.	Approval of a grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Chris Thorne, one of the Company’s independent directors.

For	Against	Abstain	Broker Non-Vote
104,138,389	4,568,107	393,427	0

11.	Approval of a grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Joe Tong, one of the Company’s independent directors.

For	Against	Abstain	Broker Non-Vote
104,171,895	4,571,504	358,478	0

12.	Approval of a grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Justin Davis-Rice, one of the Company’s directors.

For	Against	Abstain	Broker Non-Vote
102,867,687	10,745,215	369,413	0

13.
Approval of a grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Benjamin Ge, the nominee for Class III director, contingent on Mr. Ge being duly elected and commencing service on the Board.

For	Against	Abstain	Broker Non-Vote
104,192,020	4,494,615	403,313	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 3, 2022

CENNTRO ELECTRIC GROUP LIMITED

	By:	/s/ Peter Z. Wang
	Name:	Peter Z. Wang
	Title:	Chief Executive Officer